[GRAPHIC OMITTED] Acergy

              Acergy S.A. announces Simon Crowe to be appointed CFO

London, England - August 13, 2009 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY) announced today that Simon Crowe will be appointed to the position of Chief Financial Officer with effect from October 2009.

Simon joins Acergy from Transocean Ltd. where he was most recently Vice President, Strategy and Planning and previously Finance Director of Transocean's Europe & Africa Business Unit, covering 15 countries and delivering revenue in excess of $5bn.

Simon has held senior financial, strategic and corporate finance positions across a range of industries, including several international energy companies. Simon holds a degree in Physics from Liverpool University, United Kingdom. In addition, he is a member of the Chartered Institute of Management Accountants in the U.K.

Jean Cahuzac, Chief Executive Officer, said: "Simon is an accomplished executive with strong experience in both Finance and Strategy roles. He also brings the team at Acergy a comprehensive knowledge of the global energy industry. I am confident he will make a great contribution to our business."

Commenting, Simon Crowe, said: "I am delighted to be joining the Acergy management team at a time of significant medium-term business opportunities. Acergy has a strong reputation with clients, employees and shareholders and a leading position in an attractive market."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

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kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.